INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

February 28, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Advisory Research International Small Cap Value Fund (“International Small Cap Value Fund”), Advisory Research Global Value Fund (“Global Value Fund”), Advisory Research All Cap Value Fund (“All Cap Value Fund”) and Advisory Research Small Micro Cap Value Fund (“Small Micro Cap Value Fund”) (collectively the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos of the staff of the Securities and Exchange Commission (the "Commission") by telephone on February 14, 2011, for the Registrant, each a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 129 filed concurrently with this correspondence.

PROSPECTUS

General comments: Page 2, 6, 11 of the combined prospectus; page 4 of the Small Micro Cap Value Fund’s Prospectus – Summary Section (Principal Investment Strategies)

1.	Per Item 3, if the acquired fund fees and expenses (“AFFE”) is 0.01% or higher, include disclosure in the fee table.

RESPONSE: The AFFE disclosure has been added in the fee table for International Small Cap Value Fund and All Cap Value Fund.  The Registrant confirms that AFFE for Global Value Fund and Small Micro Cap Value Fund is less than 0.01% therefore no disclosure is necessary in the fee table.

General comments: Page 3, 7, 12 of the combined prospectus; page 5 of the Small Micro Cap Value Fund’s Prospectus – Summary Section (Principal Risks)

2.	With respect to “Finance Sector Risks”, please provide finance strategy disclosure.

RESPONSE: A finance strategy disclosure has been added.  Please see revised disclosures.

Page 3 -  Summary Section (Performance – International Small Cap Value Fund)

3.	Please revise “Because the Fund is new, it does not have a full calendar....” to “The Fund does not have a full calendar year …”

RESPONSE: The sentence has been revised.

Page 7 -  Summary Section (Performance – Global Value Fund)

4.	Second paragraph, last line: please add “before and after taxes” after “Past performance”.

RESPONSE:  The sentence has been revised to say “Past performance before and after taxes does not necessarily indicate how the Fund will perform in the future”.

Page 8 & 13 -  Summary Section (Performance – Global Value Fund and All Cap Value Fund)

5.	Please delete primary index definition footnote.

RESPONSE:  The primary index definition footnote has been deleted.

Page 14 – Principal Investment Strategies – International Small Cap Value Fund

6.	Please clarify the percentages of investment outside the United States.

RESPONSE: The sentence has been revised to clarify the percentages of investment in securities of companies located outside the United States.

Page 5 – Summary Section (Performance – Small Micro Cap Value Fund)

7.	Please revise “Because the Fund is new, it does not have a full calendar....” to “The Fund does not have a full calendar year …”

RESPONSE: The sentence has been revised.

STATEMENT OF ADDITIONAL INFORMATION

Page 1 – Cover Page

1.	Include NASDAQ symbols for the Registrant.

RESPONSE: NASDAQ symbols for the Registrant have been added.

Page 21 – Compensation

2.	Please insert the number of funds in the Trust at the end of fiscal year end.

RESPONSE:  The number of funds in the Trust at the end of fiscal year end has been added in the table.

Page 27 – Portfolio Manager Compensation

3.
Per Item 20B, please explain if the performance-based bonuses are based on pre- or post- tax performance.  Also identify any benchmarks used to measure the performance and state the length of the period over which performance is measured.

RESPONSE:  The Registrant confirms that the bonuses are not based on performance.  It is a regular annual bonus that is based on individual’s job performance.  The sentence has been revised to clarify that the bonuses are not based on performance.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109